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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)
    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments thereto Filed Pursuant to
                         Rule 13d-2(a)
                       (Amendment No. 8)*


                     Giant Industries, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                          374508 10 9
                         (CUSIP Number)

                        James E. Acridge
    23733 North Scottsdale Road, Scottsdale, Arizona 85255
                         602-585-8888
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         April 14, 1998
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (continued on following pages)
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                          SCHEDULE 13D

CUSIP No.: 374508 10 9
_____________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James E. Acridge
_____________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ X ]
                                                            (b) [   ]
_____________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________
4.   SOURCE OF FUNDS*
     PF
_____________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              [   ]
_____________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
_____________________________________________________________________
                             7.   SOLE VOTING POWER
          NUMBER OF               2,444,036
            SHARES           ________________________________________
         BENEFICIALLY        8.   SHARED VOTING POWER
           OWNED BY               163,262
             EACH            ________________________________________
          REPORTING          9.   SOLE DISPOSITIVE POWER
            PERSON                2,444,036
             WITH            ________________________________________
                             10.  SHARED DISPOSITIVE POWER
                                  163,262
_____________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,607,298
_____________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [   ]
_____________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.5%
_____________________________________________________________________
14.  TYPE OF REPORTING PERSON*
     IN
_____________________________________________________________________
               *    See instructions before filling out
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     This Amendment No. 8 to Schedule 13D relates to the Common Stock, par value $.01 per share, issued by Giant Industries, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. It amends the amended and restated Schedule 13D filed by James E. Acridge, dated February 29, 1996, as amended to date. This Amendment No. 8 amends and supplements the following items as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

     On April 14, 1998, the Issuer entered into an Agreement and Plan of Merger with Holly Corporation ("Holly") pursuant to which Holly will merge (the "Merger") with and into the Issuer, with the Issuer as the surviving corporation. The Merger is conditioned upon approval by the stockholders of the Issuer and Holly and other conditions stated in the Merger Agreement.

     Mr. Acridge is among the parties to a Major Stockholders Agreement, dated April 14, 1998, pursuant to which, among other things, Mr. Acridge has agreed to vote the shares of the Issuer held by him in favor of the Merger and the other stockholder parties have agreed to vote the shares of Holly held by them in favor of the Merger. In addition, if the Merger is consummated, the Major Stockholders Agreement will require Mr. Acridge and the other stockholder parties to vote their shares (i) for each of the directors of the Issuer nominated by the Board of Directors in accordance with the amended and restated bylaws of the Issuer and (ii) against any amendment to such amended and restated bylaws or the restated certificate of incorporation of the Issuer that is not proposed by the entire Board of Directors of the Issuer. If the Merger is consummated, the Issuer s Board of Directors will be increased in size to consist of 10 members, with 5 to be designated from the Issuer and 5 to be designated from Holly pursuant to the Merger Agreement.

     A copy of the Major Stockholders  Agreement is attached as
Exhibit 99.1, and is incorporated in its entirety in this Amendment No. 8 by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of the filing of this Amendment No. 8, Mr. Acridge directly holds 2,315,892 shares of Common Stock representing approximately 20.8% of the 11,114,981 shares of Common Stock (the "Outstanding Shares") deemed to be outstanding (based on information reported in the Company's most recent 10-K plus the Option Shares described below).

     Pursuant to Rule 13d-3, Mr. Acridge may be deemed to be the beneficial owner of 121,714 shares of Common Stock (the "Option Shares") by reason of options granted to Mr. Acridge under the Stock Incentive Plan. Mr. Acridge has a presently exercisable right or a right exercisable within 60 days to acquire these Option Shares.

     Under Rule 13d-3, Mr. Acridge may also be deemed to be the beneficial owner of 163,262 shares of Common Stock allocated to him by virtue of his participation in the Giant Industries, Inc. Employee Stock Ownership Plan (the "ESOP").

     Under Rule 13d-3, Mr. Acridge may also be deemed to be the beneficial owner, pending probate, of 6,430 shares of Common Stock by virtue of being the personal representative of his father's estate.

     Accordingly, Mr. Acridge may be deemed to beneficially own a total of 2,607,298 shares of Common Stock representing approximately 23.5% of the Outstanding Shares.

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     (b)  Mr. Acridge has sole voting and dispositive power with respect to the 2,315,892 shares of Common Stock directly owned by him.

     Mr. Acridge will have sole voting and dispositive power with respect to the 121,714 Option Shares, at such time as he exercises such options and acquires such shares.

     As a participant in the ESOP, Mr. Acridge has the power to direct the trustee as to voting, and has shared dispositive power with the trustee with respect to disposition, of the 163,262 shares of Common Stock allocated to his account in accordance with the terms of the ESOP. The trustee is Bank of America NT&SA, located at 555 California Street, San Francisco, California 94104.

     Mr. Acridge has sole voting and dispositive power with respect to the 6,430 shares he holds as personal representative of his father's estate, subject to the pending probate and his obligations as personal representative.

     (c) No transactions in Common Stock were effected by Mr. Acridge during the last sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Acridge has pledged 2,109,489 shares of Common Stock to various financial institutions as security for various loans the proceeds of which were used for general purposes and not used to finance the acquisition of any Common Stock of the Company. Mr. Acridge retains the right to direct the voting and disposition of such shares and the right to receive all dividends, subject to standard default provisions.

     Mr. Acridge is a party to the Major Stockholders  Agreement.  See
Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                 DESCRIPTION
-------   ----------------------------------------------------------

99.1 Major Stockholders Agreement, dated April 14, 1998, among the Issuer, Holly, Mr. Acridge and other persons named therein.
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                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  April 24, 1998



                          /s/  JAMES E. ACRIDGE
                         ----------------------------------
                         James E. Acridge